Dreyfus Short Duration Bond Fund (the “Registrant”)

77 Q1 Exhibit (b): Copies of the text of any proposals described in answer to sub-item 77D:

- At the time the restructuring is implemented, the Fund will invest, under normal circumstances, at least 80% of its net assets, plus any borrowings for investment purposes, in bonds (or other instruments with similar economic characteristics). Management is proposing that the Fund's bond investments include, but not be limited to, the following:

- Bonds issued or guaranteed by the U.S. government or its agencies or instrumentalities (currently permitted Fund investments)

- Government and private mortgage-related securities (the Fund's current 35% limitation on investments in mortgage-related securities would be eliminated)

- Corporate bonds

- High yield bonds (proposed to be limited to 5% of the Fund's assets)

- Foreign bonds (proposed to be limited to 30% of the Fund's assets in the aggregate and further limited to 5% in emerging market bonds and 5% in non-U.S. dollar-denominated bonds)

- Municipal bonds

- Asset-backed securities

- Inflation-indexed securities

- Zero-coupon, pay-in-kind and step-up securities

Management also will propose to shorten the Fund's effective duration from three years or less to one year or less.  As is currently the case, the Fund will not have any restrictions on its average effective portfolio maturity or on the maturity or duration of the individual bonds the Fund mav purchase.

77 Q1 Exhibit (e): The Registrant’s Management Agreement is incorporated by reference to Exhibit (d)(i) of Post-Effective Amendment No. 36 to the Registration Statement on Form N-1A, filed on November 14, 2013.